UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SCI Engineered Materials, Inc.

(Name of issuer)

Common stock, without par value

(Title of class of securities)

868048307

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 868048307	Page 2 of 4 Pages

(1)	Names of reporting persons Laura F. Shunk
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 312,033
(6) Shared voting power 0
(7) Sole dispositive power 312,033
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 312,033
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.2%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 868048307	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer: SCI Engineered Materials, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2839 Charter Street

Columbus, Ohio 43228-4607

Item 2.

(a)	Name of Persons Filing: Laura F. Shunk

(b)	Address of Principal Business Office, or, if none, Residence:

8300 Mulberry Road, P.O. Box 490, Chesterland, Ohio, 44026

(c)	Citizenship: Ms. Shunk is a citizen of the United States of America.

(d)	Title of Class of Securities: Common Stock, without par value

(e)	CUSIP Number: 868048307

Item 3.

Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned: 312,033

(b)	Percent of Class: 8.2%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 312,033

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 312,033

(iv)	Shared power to dispose or to direct the disposition of: 0

SCHEDULE 13G

CUSIP No. 868048307	Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012	By:	/s/ Laura F. Shunk
Laura F. Shunk